Exhibit 99.6

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Aude COLAS DES FRANCS

Tel. : + 33 (0) 1 47 44 47 05

Michaël CROCHET-VOUREY

Tel.: + 33 (0) 1 47 44 81 33

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Christine de CHAMPEAUX

Tél.: + 33 (0) 1 47 44 47 49

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Frédéric TEXIER

Tel.: + 33 (0) 1 47 44 38 16

TOTAL S.A.

Capital 5.896.359.120 euros

542 051 180 R.C.S. Nanterre

www.total.com

New oil discovery in Nigeria’s offshore OML 102

Paris, November 7, 2011 - Total today announced that its subsidiary Total E&P Nigeria Ltd. (TEPNG) has made a new oil discovery in the southeastern corner of Oil Mining Lease (OML) 102 in Nigeria. The discovery is located 65 kilometers off the southeastern coast of the country, about 15 kilometers southeast of the Ofon field.

The Etisong North-1 well was drilled to a total depth of 2,387 metres in 80 metres of water. One of the three reservoirs encountered tested at 8,500 barrels per day of 40° API oil.

This is the second discovery in the lease, following on from the Etisong Main find in 2008, increasing the feasibility of a new development hub on OML 102.

“With the exploration being undertaken in Nigeria, Total intends to strengthen its growth strategy,” commented Marc Blaizot, Total’s Senior Vice President Exploration in response to the discovery. “This strategy is focused on two priorities. On one hand, to strengthen exploration near our production hubs in the conventional offshore to maintain our production levels. On the other hand, amplify deep offshore exploration on riskier prospects of large size around the Akpo and Usan field to grow our reserves.”

OML 102 is operated by TEPNG with a 40% interest, alongside partner NNPC, which holds the remaining 60%.

Total Exploration & Production in Nigeria

Total has been present in Nigeria for half a century. Its equity production averaged 300,000 barrels of oil equivalent per day in 2010. Deepwater developments are one of Total’s main growth avenues in Africa, particularly Nigeria, where the Group operates the Akpo field in OML 130. Total is also preparing to develop the Egina field in the same lease. In addition, the offshore Usan field in OML 138 is expected to be brought on stream in early 2012.

Total’s offshore production in Nigeria comes from OML 130, in which the Akpo field is located, and from OMLs 99, 100 and 102, which are operated by the Group as part of a joint venture with NNPC. The main fields in these leases are Amenam-Kpono, Ofon and Edikan.

Total’s onshore production comes from OML 58, which it also operates as part of its joint venture with NNPC. The principal assets are the Obagi oil field and the Ibewa natural gas field. A project is underway to increase the lease’s natural gas and condensate production capacity to supply the domestic market.

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Aude COLAS DES FRANCS

Tel. : + 33 (0) 1 47 44 47 05

Michaël CROCHET-VOUREY

Tel.: + 33 (0) 1 47 44 81 33

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Christine de CHAMPEAUX

Tél.: + 33 (0) 1 47 44 47 49

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Frédéric TEXIER

Tel.: + 33 (0) 1 47 44 38 16

TOTAL S.A.

Capital 5.896.359.120 euros

542 051 180 R.C.S. Nanterre

www.total.com

In addition, Total has significant equity production in Nigeria from its interests in non-operated ventures, particularly the SPDC joint venture (10%) and SNEPCO (12.5%), which includes the Bonga field. Total also has a 15% interest in NLNG, whose liquefied natural gas production capacity was increased to 21.9 million metric tons per year when Train 6 was brought on stream in late 2007.

Total deploys an assertive local content policy, with locally worked hours accounting for 60% and 90% respectively of the Usan and OML 58 projects in Nigeria. The Group is also helping to build the deepwater expertise of Nigerian contractors, especially in the Niger Delta, a region that is home to more than half of Total’s Nigerian employees and most of its operations in the country.

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 93,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com